UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
Commission File No. 001-11411

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
POLARIS 401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
POLARIS INC.
2100 Highway 55
Medina, Minnesota 55340

Polaris 401(k) Retirement Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2023 and 2022

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Polaris 401(k) Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Polaris 401(k) Retirement Savings Plan (the Plan) as of December 31, 2023 and 2022, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2023 and 2022, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2023 (referred to as the "supplemental schedule"), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2002.
Minneapolis, Minnesota
June 14, 2024

POLARIS 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2023	December 31, 2022
Assets
Investments, at fair value	$1,001,638,936	$838,484,566
Notes receivable from participants	14,981,753	12,632,172
Net assets available for benefits	$1,016,620,689	$851,116,738
See accompanying notes.

POLARIS 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Year Ended December 31,
	2023	2022
Net assets available for benefits, beginning of year	$851,116,738	$1,030,328,853
Contributions:
Employer	37,041,256	36,226,912
Employee	52,766,141	52,053,126
Rollover	9,170,413	8,420,073
Total contributions	98,977,810	96,700,111
Transfers in from ESOP (Note 7)	5,536,168	3,087,832
Transfers in from plan merger (Note 1)	—	25,554,084
Investment appreciation (depreciation):
Interest and dividend income	9,001,310	8,456,046
Net change in fair value	141,850,316	(174,639,238)
Total investment appreciation (depreciation)	150,851,626	(166,183,192)
Distributions to participants	(89,274,035)	(137,783,079)
Administrative expenses	(587,618)	(587,871)
Net increase (decrease)	165,503,951	(179,212,115)
Net assets available for benefits, end of year	$1,016,620,689	$851,116,738
See accompanying notes.

POLARIS 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

1. Description of the Plan
The following description of the Polaris 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General. The Plan is a defined contribution plan covering the majority of the employees of the Plan’s sponsor, Polaris Industries Inc. (the "Company"), and certain U.S. subsidiaries of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
On January 1, 2022, the Polaris Boats 401(k) Plan ("Boats Plan"), with $25,554,084 of assets, was merged into the Plan and all participants in the Boats Plan became participants in the Plan. No mergers occurred during the plan year ended December 31, 2023.
Participant Loans. Participants may apply for loans from the Plan up to a maximum equal to the lesser of 50% of their vested account balance or $50,000. Loans must be paid back within five years; however, this period may be extended to fifteen years if the loan is used for the acquisition of a principal residence. The Plan was amended and restated effective January 1, 2022 to incorporate the provisions of the Coronavirus Aid, Relief, and Economic Security Act, which allowed for increased loan balances and delayed repayment provisions for certain participant loans. The interest rate charged on loans is the Prime Rate plus 1%.
Plan Operations. Certain administrative costs totaling $110,747 and $26,844 for the plan years ended December 31, 2023 and 2022, respectively, were paid by the Company. Administrative costs paid by the Company include trustee/asset custodian fees, record-keeping fees, and investment management fees. Other costs have been fully paid by the Plan. A quarterly plan administrative fee is deducted directly from participant accounts.
Plan Administration. The Plan’s trustee is Fidelity Management Trust Company (the "Trustee"). The Plan is administered by the Polaris Retirement Plan Committee.
Participant Accounts. Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions and allocations of plan earnings, and is charged with an allocation of administrative expenses. Plan earnings, as defined, are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on the participant’s account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Contributions. Participants may elect to make contributions in increments of 1% to 50% of the participant’s compensation, as defined in the Plan, up to the annual contribution limit established by the Internal Revenue Service ("IRS") of $22,500 and $20,500 for 2023 and 2022, respectively. Participants age 50 or older may elect to make catch-up contributions in excess of the IRS limits stated above. The annual catch-up contribution limit established by the IRS was $7,500 for 2023 and $6,500 for 2022. Once eligible, employees who have not made a retirement savings election shall be automatically enrolled to participate in the Plan at the automatic enrollment percentage (currently 5%).
The Company will make a fully vested matching contribution to each participant’s account in the Plan of 100% of each dollar of 401(k) contributions up to 5% of covered compensation. This contribution is intended to satisfy a safe harbor contribution formula permitted by IRS regulations. By making the safe harbor matching contribution, the Plan will automatically satisfy the nondiscrimination requirements that otherwise would apply to 401(k) contributions made to the Plan.
Investment Options. The investment options of the Plan at December 31, 2023 and 2022 consisted of deposits with one fund managed by the Trustee, 30 externally managed funds, Polaris Inc. common stock, and a self-directed brokerage option. Participants elect to have their account balances invested in one or more of the investment options and may change their investment mix daily via a voice response system or the internet.
Vesting. Participants are immediately vested in their contributions and employer contributions, including actual investment earnings thereon. Certain former Boats Plan participants who terminated employment prior to January 1, 2021 have a legacy vesting schedule applicable to prior employer contributions.
Distributions to Participants. Employee account balances are distributable upon retirement, disability, death or termination from the Company. Upon the occurrence of one of these events, a participant (or the participant’s beneficiary in the case of death) may receive his or her account balance as a full or partial distribution or in installments, in accordance with Plan provisions. In-service withdrawals are permitted upon attainment of age 59 1/2 or hardship in accordance with Plan provisions.
Terminated participants with account balances of $1,000 or less will receive a lump-sum cash payment as soon as administratively practicable following the participant’s employment termination. For terminated participants with account balances greater than $1,000 but $5,000 or less, the Plan Administrator will pay the distribution in a direct rollover to an individual retirement plan designated by the Plan Administrator as soon as administratively practicable following the participant’s employment termination.

2. Significant Accounting Policies and Procedures
Plan Amendment and Termination. The Company has the right to amend or terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, all assets of the Plan will be distributed to participants in accordance with Plan provisions.
Basis of Accounting. The accompanying financial statements have been prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Investment Valuation and Income Recognition. Investments of the Plan are stated at fair value. See Note 3 for further discussion and disclosures related to fair value measurements.
Purchases and sales of securities are reflected on a trade-date basis. Interest income is recognized when earned. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits. Benefits are recorded when paid.
Notes Receivable from Participants. Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2023 or 2022. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

3. Fair Value Measurement
Accounting Standards Codification Topic 820 ("ASC 820") defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires classification based on observable and unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are as follows:
Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets or liabilities.
Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.
The following is a description of the valuation techniques and inputs used for significant classes of assets measured at fair value:
Common stock - Valued at the closing price reported on the active market on which the individual securities are traded.
Interest-bearing cash - Valued at cost, which approximates fair value.
Mutual funds and money market funds - Valued at the net asset value of shares held by the Plan at year-end based on publicly traded values for the funds.

Self-directed brokerage assets - The self-directed brokerage assets consist of common stock and mutual funds, which are valued at the closing price on the last business day of the year, and money market funds, which are recorded at amortized cost, which approximates fair value.
Common collective trust funds - Valued at the net asset value provided by the administrator of the trust.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement as of December 31, 2023
	Total	Level 1	Level 2	Level 3
Assets
Money market fund and cash	$7,100,087	$7,100,087	—	—
Polaris Inc. common stock	15,443,050	15,443,050	—	—
Mutual funds	315,692,575	315,692,575	—	—
Self-directed brokerage accounts	21,554,462	21,554,462	—	—
Common collective trust funds	641,848,762	641,848,762	—	—
Total	$1,001,638,936	$1,001,638,936	—	—

	Fair Value Measurement as of December 31, 2022
	Total	Level 1	Level 2	Level 3
Assets
Money market fund and cash	$5,386,072	$5,386,072	—	—
Polaris Inc. common stock	16,584,361	16,584,361	—	—
Mutual funds	263,320,232	263,320,232	—	—
Self-directed brokerage accounts	16,448,716	16,448,716	—	—
Common collective trust funds	536,745,185	536,745,185	—	—
Total	$838,484,566	$838,484,566	—	—

4. Tax Status
The Plan has received a determination letter from the IRS dated December 4, 2015, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2023, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5. Party-in-Interest Transactions
The Plan holds units of mutual funds managed by the Trustee. The Plan also invests in Polaris Inc. common stock. These qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. The fair value of Polaris Inc. common stock was $15,443,050 and $16,584,361 as of December 31, 2023 and 2022, respectively. The Plan received $422,194 and $421,340 in common stock dividends from the Company during 2023 and 2022, respectively.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and amounts reported in the statements of net assets available for benefits.

7. Transfers in from ESOP
The Polaris Inc. Employee Stock Ownership Plan ("ESOP") allows participants to diversify part of their ESOP account via transfer into the Plan, if they have at least five years of ESOP participation and have attained age 40. Transferred funds follow the Plan's existing withdrawal provisions. The total amount transferred into the Plan from the ESOP for the years ended December 31, 2023 and 2022 was $5,536,168 and $3,087,832, respectively.

Supplemental Schedule
Polaris 401(k) Retirement Savings Plan
EIN: 41-1857431 Plan Number: 001
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2023

Description	Investment Type	Current Value
Vanguard Institutional Index Fund	Mutual fund	$179,473,445
Vanguard Target 2040	Common collective trust (CCT) lifecycle	101,400,218
Vanguard Target 2035	CCT lifecycle	82,987,408
Vanguard Target 2050	CCT lifecycle	82,126,730
Vanguard Target 2045	CCT lifecycle	77,399,057
Vanguard Target 2055	CCT lifecycle	68,952,092
Vanguard Target 2030	CCT lifecycle	68,018,358
Vanguard Target 2025	CCT lifecycle	50,313,816
Galliard Stable Value Fund	CCT fund	38,578,995
Vanguard Target 2060	CCT lifecycle	38,000,147
Vanguard Mid Cap Index Fund	Mutual fund	36,362,509
Vanguard Small Cap Index Fund	Mutual fund	29,019,338
Great Gray Europacific Growth Trust R1	Mutual fund	28,210,289
Fidelity Brokerage Link*	Self-directed brokerage account	21,554,462
Vanguard Target 2020	CCT lifecycle	17,252,977
Polaris Inc. common stock*	Common stock	15,443,050
Metropolitan West Total Return Bond Fund	Mutual fund	14,144,801
Vanguard Target 2065	CCT lifecycle	10,974,808
T. Rowe Price International Discovery Fund	Mutual fund	10,164,797
Fidelity US Treasury Money Market*	Money market fund	7,100,087
Vanguard Total Bond Market Index Fund	Mutual fund	6,421,524
Vanguard Target Income	CCT lifecycle	5,208,680
Putnam Large Cap Value	Mutual fund	3,347,159
Pimco Foreign Bond (Unhedged) Fund	Mutual fund	1,609,605
BlackRock MSCL ACWI Ex-U.S.	Mutual fund	1,592,606
Massachusetts Financial Services Mid Cap Value R3	Mutual fund	1,574,787
Large Cap Growth III R1	Mutual fund	1,355,006
Allspring Special Small Cap Value A	Mutual fund	738,212
Neuberger Berman Small Cap Growth	Mutual fund	686,240
Vanguard Target 2070	CCT lifecycle	635,476
American Century Sustainable Equity R6	Mutual fund	532,207
DWS Real Assets S	Mutual fund	247,068
Mid Cap Growth R1	Mutual fund	212,982
		1,001,638,936
Participant loans, with interest rates ranging from 4.25% to 9.50%, maturing through June 2038*		14,981,753
Total		$1,016,620,689

* Party-in-interest as defined by ERISA.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 14, 2024	POLARIS 401(k) RETIREMENT SAVINGS PLAN

By the Members of the Polaris Retirement
Plan Committee as Plan Administrator

/s/ DANIELLE N. THORVILSON

Danielle N. Thorvilson

/s/ JOHN G. SPRINGER

John G. Springer

/s/ JOHN T. MELSEN

John T. Melsen

POLARIS 401(k) RETIREMENT SAVINGS PLAN
EXHIBIT INDEX

Exhibit Number	Document	Method of Filing

23	Consent of Ernst & Young LLP	Filed herewith electronically